BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

June 27, 2023

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

GFI Securities LTD – Added to Execute or Trade section

CITIBANK, N.A. (HONG KONG BRANCH) – Changed location from China to Hong Kong in Custody, Clear, or Settle section